[Patton Boggs Letterhead]

October 17, 2005

Ms. April Sifford	Alan L. Talesnick
Branch Chief	(303) 894-6378
Division of Corporation Finance	atalesnick@pattonboggs.com
Securities and Exchange Commission
450 5th Street, N.W. - Judiciary Plaza
Washington, D.C. 20549-0405

Attn:                    Gary Newberry

Re:	Warren Resources, Inc.
Registration Statement on Form S-3
Filed on June 15, 2005
File No. 333-125835
Form 10-K for Fiscal Year Ended December 31, 2004
SEC File No. 0-33275

Dear Ms. Sifford:

On behalf of Warren Resources, Inc. (the “Company”), this letter in response to the October 11, 2005 telephone conference, presents the Company’s analysis under SAB No. 99 of the materiality of the classification of the Company’s 8% convertible preferred stock as permanent equity as compared with a possible alternative presentation as temporary equity on the Company’s balance sheets.  The 8% convertible preferred stock might be classified as temporary equity if the Company’s option to settle the put feature contained within the preferred stock in unregistered shares of common stock were considered an uneconomic settlement alternative.

In assessing the materiality of the reclassification of the preferred stock from permanent equity to temporary equity on the financial statements, the Company considered quantitative and qualitative factors as set forth in SAB 99 and has concluded as follows:

At December 31, 2004, the value of the Company’s preferred stock issued and outstanding was $77.3 million. The Company determined from a quantitative perspective this might be considered material and significant to the financial statement. (Note: At June 30, 2005, the value of the Company’s preferred stock issued and outstanding was $17.3 million, and at October 14, 2005 it was $10.1 million.  These reductions were a result of voluntary conversions into common stock by the holders.)

However, as per SAB 99 the Company also must assess qualitative factors when determining if an item is material and significant and if a reasonable person would consider it important and if the judgment of that person relying on the report would be changed or influenced by the inclusion or correction of the item. The Company reviewed the qualitative factors it determined appropriate and determined that the classification of the preferred stock to temporary equity from permanent equity would not be material due to the following factors:

1.	The classification of the preferred stock as permanent equity instead of temporary equity does not mask a change in earnings, loss per share, expenses or other trends;

2.	The classification of the preferred stock as permanent equity instead of temporary equity does not hide a failure to meet analysts’ consensus expectations for the enterprise;

3.	The classification of the preferred stock as permanent equity instead of temporary equity does not change a loss into income or vice versa;

4.

The classification of the preferred stock as permanent equity instead of temporary equity does not concern a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability;

5.	The classification of the preferred stock as permanent equity instead of temporary equity does not affect the registrant’s compliance with regulatory requirements;

6.	The classification of the preferred stock as permanent equity instead of temporary equity does not affect the registrant’s compliance with loan covenants or other contractual requirements;

7.

The classification of the preferred stock as permanent equity instead of temporary equity does not have the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation;

8.	The classification of the preferred stock as permanent equity instead of temporary equity does not involve concealment of an unlawful transaction; and

9.

At June 30, 2005, the last filed balance sheet, the Company reported value of the preferred stock was $17.3 million and the value has been reduced through subsequent voluntary conversion into common stock by the holders to $10.1 million at October 14, 2005.

Additionally, the classification of the preferred stock as permanent equity rather than temporary equity was not done with any improper intentions, nor in any way to “manage” the Company’s earnings. The Company’s intentions are corroborated by the fact that the classification was undertaken openly, with proper intentions of being compliant, in fully audited financial statements in all the Company’s 1934 Act filings since initial issuance of the preferred stock in 2002.

Therefore, after review and analysis of the facts and relevant circumstances and applying the guidance of SAB 99, the Company and its financial management believe that there is no material difference to the financial statements by classifying and presenting the preferred stock as permanent equity rather than as temporary equity.

General Information

Please call me at (303) 894-6378 if you have any questions or need any additional information.  Thank you for your attention to this filing.

Very truly yours,

/s/ ALAN L. TALESNICK

Alan L. Talesnick

ALT/cw